UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Notice of Adjournment of Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders of Todos Medical Ltd. (the “Company”) commenced on Thursday, January 11, 2018 at 5:00 p.m. (Israel time), at the offices of the Company’s Israel counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel. The quorum required for the meeting was the presence, in person or by proxy or by a voting deed, of two or more holders of ordinary shares, who hold or represent together at least twenty five percent (25%) of the voting rights of the voting power of the Company present personally or by proxy (“Quorum”). A Quorum was not present at the meeting. Therefore, in accordance with the Company’s Notice of Annual General Meeting of Shareholders and the Company’s Articles of Association, the meeting was dissolved and it was adjourned to Thursday January 18, 2018 at 5:00 p.m. (Israel time) at the same location.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer
Date: January 16, 2018

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